                                        OMB APPROVAL

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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. *)


                         Internacionale de Ceramica, S.A. de C.V.
                              (Name of Issuer)

                         American Depository Receipt

---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                458847506
                              (CUSIP Number)

                         Eric M. Sippel, Esq.
                      Shartsis Friese & Ginsburg, LLP
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              April 9, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                  SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 458847506                                    Page 2 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jayhawk Investments, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X/
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES                  0
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   401,600
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH                   0
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              401,600
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     401,600
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.26
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 458847506                                    Page 3 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jayhawk Institutional Partners, L.P.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X/
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   57,300
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              57,300
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     57,300
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.6
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 458847506                                    Page 4 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Jayhawk Capital Management, L.L.C.
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X/
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   458,900
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              458,900
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     458,900
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     00 IA
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 458847506                                    Page 5 of 10 Pages

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Kent C. McCarthy
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X/
                                                            (b)       /  /
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                               / /
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
---------------------------------------------------------------------------
     NUMBER OF           7    SOLE VOTING POWER
      SHARES
   BENEFICIALLY          --------------------------------------------------
     OWNED BY            8    SHARED VOTING POWER
       EACH                   458,900
    REPORTING            --------------------------------------------------
      PERSON             9    SOLE DISPOSITIVE POWER
       WITH
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              458,900
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     458,900
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     12.9
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 458847506                                    Page 6 of 10 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to American Depository Receipts of Internacionale de Ceramica, S.A. de C.V. ("ICM"). The principal executive office of ICM is located at Prol. Ave. Pacheco, y Vias del FFCC, Ch-P, Chihuahua, Chih., Mexico.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

     (a) The persons filing this statement are Jayhawk Investments, L.P. ("JILP"), Kent McCarthy ("McCarthy"), Jayhawk Institutional Partners, L.P. ("JIPLP") and Jayhawk Capital Management, L.L.C. ("JCM"). JILP, JIPLP and JCM are organized in Delaware.

     (b) The address for the principal office and principal business of JILP, McCarthy, JIPLP and JCM is 8201 Mission Road, Suite 110, Prairie Village, KS 66208.

     (c) McCarthy is the manager of JCM which serves as the investment adviser to and general partner of both JIPLP and JILP, investment limited partnerships.

     (d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of such persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  McCarthy is a citizen of the United States.

SCHEDULE 13D

CUSIP No. 458847506                                    Page 7 of 10 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the ADRs were as follows:


Purchaser           Source of Funds               Amount

JILP                Working Capital               $2,573,711.45
JIPLP               Working Capital               $  380,008.32

ITEM 4.   PURPOSE OF TRANSACTION.

The principal purpose of the acquisition of these ADRs is investment. The persons named in Item 2 of this statement have no plans or proposals that relate to or would result in:

     (a) The acquisition by any person of additional securities of ICM, or the disposition of securities of ICM;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ICM or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of ICM or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of ICM, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of ICM;

     (f)  Any other material change in ICM's business or corporate structure;

     (g) Changes in ICM's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of ICM by any person;

     (h) Causing a class of securities of ICM to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of ICM becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.

SCHEDULE 13D

CUSIP No. 458847506                                    Page 8 of 10 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the ADRs of the person named in Item 2 of this statement is as follows at the date hereof:

          Aggregate
          Beneficially
          Owned                         Voting Power        Dispositive Power
Name      Number    Percent*  Sole      Shared         Sole      Shared

McCarthy  458,900   12.9      0         458,900        0         458,900
JILP      401,600   11.6      0         401,600        0         401,600
JIPLP      57,300    1.6      0          57,300        0          57,300
JCM       458,900   12.9      0         458,900        0         458,900

The persons filing this statement effected the following transactions in the ADRs on the dates indicated, and such transactions are the only transactions in the ADRs by the persons filing this statement since September 1, 1996:

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of ADRs        Per ADR   Used

JILP      P    9-9-96          18,000        6.000     GOLDMAN, SACHS & C0.
JIPLP     P    9-9-96           2,000        6.000     GOLDMAN, SACHS & C0.
JILP      P    9-11-96         90,000        6.125     GOLDMAN, SACHS & C0.
JIPLP     P    9-11-96         10,000        6.125     GOLDMAN, SACHS & C0.
JILP      P    10-2-96          9,000        6.125     GOLDMAN, SACHS & C0.
JIPLP     P    10-2-96          1,000        6.125     GOLDMAN, SACHS & C0.
JILP      P    10-4-96          9,000        6.000     GOLDMAN, SACHS & C0.
JIPLP     P    10-4-96          1,000        6.000     GOLDMAN, SACHS & C0.
JILP      P    10-7-96         22,500        5.750     U.S.CLEARING
JIPLP     P    10-7-96          2,500        5.750     U.S.CLEARING
JILP      P    10-8-96         40,500        5.778     U.S.CLEARING
JIPLP     P    10-8-96          4,500        5.778     U.S.CLEARING

* Percentage of outstanding ULD units beneficially owned. Each ADR represents 5 ULD units.

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

JCM serves as general partner to both JILP and JIPLP pursuant to limited partnership agreements which provide JCM with the authority to purchase, vote and dispose of securities for JILP and JIPLP. JCM is entitled to fees based on assets under management and special profit allocations based on realized and unrealized gains and losses, if certain conditions are met.

SCHEDULE 13D

CUSIP No. 458847506                                    Page 9 of 10 Pages


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A.   Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

DATED:    November 19, 1996.

Jayhawk Capital Management, L.L.C.      Jayhawk Investments, L.P.

By:  /s/ Kent C. McCarthy               By:  Jayhawk Capital Management,
     Kent C. McCarthy, Manager               L.L.C.

                                             By:  /s/ Kent C. McCarthy
                                                  Kent C. McCarthy
/s/ Kent C. McCarthy                              Manager
Kent C. McCarthy
                                        Jayhawk Institutional Partners,
                                        L.P.

                                        By:  Jayhawk Capital Management,
                                             L.L.C.

                                             By:  /s/ Kent C. McCarthy
                                                  Kent C. McCarthy
                                                  Manager

SCHEDULE 13D

CUSIP No. 458847506                                    Page 10 of 10 Pages


                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of American depository receipts of Internacionale de Ceramica, S.A. de C.V. For that purpose, the undersigned hereby constitute and appoint Jayhawk Capital Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  November 19, 1996.


Jayhawk Capital Management, L.L.C.      Jayhawk Investments, L.P.

By:  /s/ Kent C. McCarthy               By:  Jayhawk Capital Management,
     Kent C. McCarthy, Manager               L.L.C.

                                             By:  /s/ Kent C. McCarthy
                                                  Kent C. McCarthy
/s/ Kent C. McCarthy                              Manager
Kent C. McCarthy
                                        Jayhawk Institutional Partners,
                                        L.P.

                                        By:  Jayhawk Capital Management,
                                             L.L.C.

                                             By:  /s/ Kent C. McCarthy
                                                  Kent C. McCarthy
                                                  Manager

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